SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

American Axle & Manufacturing Holdings, Inc.

(Name of Issuer)

Common Stock

$0.01 par value per share

(Title of Class of Securities)

024061103

(CUSIP Number)

August 29, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 024061103	13G	Page 2 of 6 Pages

1	Name of Reporting Persons Sandra J. Dauch
2	Check the Appropriate Box if a Member of a Group (a) ☐. (b) ☐.
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,343,022
	6	Shared Voting Power 111,710
	7	Sole Dispositive Power 7,343,022
	8	Shared Dispositive Power 111,710
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,454,732
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.94%
12	Type of Reporting Person IN

CUSIP No. 024061103	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

American Axle & Manufacturing Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Dauch Drive, Detroit, MI 48211-1198

Item 2(a).	Name of Person Filing:

Sanda J. Dauch, individually and as trustee of the Richard E. Dauch Trust dated 11-13-91, the Sandra J. Dauch Trust dated November 13, 1991, the Sandra J. Dauch Gift Trust dated May 25, 1998, and as president and a trustee of the Richard E. and Sandra J. Dauch Family Foundation.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1700 Rathmor Drive, Bloomfield Hills, MI 48304

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

024061103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 024061103	13G	Page 4 of 6 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 7,454,752 shares of Common Stock

(b)	Percent of Class: See Line 11 of the cover sheet. This percentage is calculated based on 74,974,263 shares of Common Stock outstanding as of July 31, 2013, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on August 3, 2013.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: Sandra Dauch has sole voting power with respect to stock options to purchase 850,000 shares and as the trustee of the Richard E. Dauch Trust (1,707,859 shares), the Sandra J. Dauch Trust (590,761 shares), the Sandra J. Dauch Gift Trust (3,760,702 shares), and the Dauch Care Trust (433,700 shares).

(ii) Shared power to vote or to direct the vote: Sandra Dauch has shared voting power with respect to 111,710 shares owned by the Richard E. and Sandra J. Dauch Family Foundation for which Sandra Dauch serves as President and a trustee.

(iii) Sole power to dispose or to direct the disposition of: Sandra Dauch has sole dispositive power with respect to stock options to purchase 850,000 shares and as the trustee of the Richard E. Dauch Trust (1,707,859 shares), the Sandra J. Dauch Trust (590,761 shares), the Sandra J. Dauch Gift Trust (3,760,702 shares), and the Dauch Care Trust (433,700 shares).

(iv) Shared power to dispose or to direct the disposition of: Sandra Dauch has shared voting and dispositive power with respect to 111,710 shares owned by the Richard E. and Sandra J. Dauch Family Foundation for which Sandra Dauch serves as President and a trustee.

CUSIP No. 024061103	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2013

/s/ Harvey Koning
Harvey Koning, as attorney-in-fact for
Sandra J. Dauch

CUSIP No. 024061103	13G	Page 6 of 6 Pages

EXHIBIT LIST

Exhibit A – Power of Attorney

EXHIBIT A

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Harvey Koning or Fredric A. Sytsma as the undersigned’s true and lawful attorney-in-fact to:

(1) Execute for and on behalf of the undersigned, in the undersigned’s individual capacity, Form ID, Schedule 13-D and Schedule 13-G, or any amendments thereto, in accordance with the Securities Exchange Act of 1934 and the rules thereunder:

(2) Do and perform any and all acts for and on behalf of the undersigned which may be necessary to complete and execute any such Form ID, Schedule 13-D and Schedule 13-G, or any amendments thereto, and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Form ID, Schedule 13-D and Schedule 13-G, or any amendments thereto, with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of September, 2013.

/s/ Sandra J. Dauch
Sandra J. Dauch